

BROWN SHOE

Investor Update

June 2007

This document contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the strategic earnings enhancement plan, which are subject to change as the Company refines these estimates over time; (ii) intense competition within the footwear industry; (iii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iv) customer concentration and increased consolidation in the retail industry; (v) the Company's ability to successfully implement its strategic earnings enhancement plan; (vi) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (vii) the Company's ability to attract and retain licensors and protect its intellectual property; (viii) the Company's ability to secure leases on favorable terms; (ix) the Company's ability to maintain relationships with current suppliers; and (x) the uncertainties of pending litigation. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption “Risk Factors” in Item 1A of the Company’s Annual Report for the year ended February 3, 2007 and as updated in the Company’s 10-Q for the Quarter ended May 5, 2007, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- *June 4, 2007*



NOTE:
On April 2, 2007, The Company effected a 3-for-2 stock split. All per share data detailed in this packet is on a post-split basis. Guidance was issued on May 24, 2007 and has not been updated.

Brown Shoe At A Glance

BROWN SHOE TODAY - **$2.5 Billion in Sales for 2006**

Integrated wholesale-retail platform
Consumer-driven enterprise that builds brands and retail concepts while gaining market share

38% Wholesale

- 91 million pairs sourced
- 2,000 retail customers



Mass Merchandisers **$300 million**
Department & Specialty Stores **$650 million**
Specialty Retail **$250 million**
Famous Footwear
1,000+ retail stores in the U.S. **$1.3 billion**

62% Retail

- Appx. 1,300 stores
- 40 million pairs
- 130 million consumers visit our stores/year
- 9 e-commerce sites
- 30+ million e-visitors/year

Brown Shoe At A Glance

Our Rank among Wholesalers

Women's Fashion Footwear Sales in all NPD POS Channels*
Ranked by Parent Company



$'s in mm
$800
$700
$600
$500
$400
$300
$200
$100
$0
Nine West Group
BWS
Skechers
Steve Madden
Iconix
VCS
Nike
Clarks
Stride Rite
Aerogroup
KCP
Adidas

•Source: NPD Women's dollar sales for 12 months ending 4/30/07 all POS channels (Department Stores, National Chains, Shoe Chains). This NPD data is confidential and proprietary and cannot be reproduced or disseminated by third parties without prior written consent.

Our Rank Among Top Footwear Retailers

Dollar Sales and Store Count by Retailer*



$'s in mm
Stores
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Foot Locker
Payless
BWS
Finish Line
DSW
Shoe Carnival
Bakers
Shoe Pavillion

* Source: Public filings, last 4 quarters. Includes international.

Brown Shoe Company Portfolio

*Dept Store Zone rank according to NPD 12 months ending April 30

Fashion = $33.3 B

Athletic = $11.5 B

Salon

Bridge

VIA SPIGA
No. 12 in Bridge Zone at Dept. Store

shoes.com
No. 3 Pureplay
Ecommerce Footwear

Impulse

CARLOS by Carlos Santana
No. 8 in Impulse Zone at Dept. Store

Better

FRANCO SARTO
No. 2 in Better Zone at Dept. Store

ETIENNE AIGNER
No. 11 in Better Zone at Dept. Store

Moderate

naturalizer
No. 1 in Moderate Zone at Dept. Store

LifeStride
No. 3 in Moderate Zone at Dept. Store

Famous Footwear
No. 1 Branded Family Footwear

Junior

The Dr Scholl's Original
No. 10 in Junior Zone at Dept. Store

Comfort

TX TRACTION
Dr. Scholl's Inside

Buster Brown

Dr Scholl's Footwear

Mass

Buster Brown & Co.

Private Label / Brand

Review of BWS Financials

(all $'s in millions except EPS)

	May 5, 2007	April 29, 2006	% Chg.
Sales	$566.3	$575.5	-1.6%
Net Earnings			
GAAP	$9.6	$10.0	-3.9%
Adjusted*	$13.0	$10.0	29.2%
EPS			
GAAP	$0.22	$0.23	-4.3%
Adjusted*	$0.29	$0.23	26.1%
Gross Margin	40.6%	38.7%	
Debt/Cap*	22.7%	30.6%	
Cash Flow from			
Operating Activites	($1.9)	$20.3	-109.6%

**See Appendix for reconciliation*

Review of BWS Financials

	13 Weeks Ended May 5, 2007	13 Weeks Ended April 29, 2006	% Chg.
Famous Footwear			
Sales	$325.3	$302.3	7.6%
Operating Profit	$21.0	$15.9	31.8%
Same-Store Sales	3.4%	1.9%	
Specialty Retail			
Sales	$60.3	$56.4	6.9%
Operating Profit*	-$2.9	-$2.9	0.0%
Same-Store Sales	3.4%	0.6%	

**Includes Earnings Enhancement costs of $0.2 million in 2007*

	13 Weeks Ended May 5, 2007	13 Weeks Ended April 29, 2006	% Chg.
Wholesale			
Sales	$180.7	$216.8	-16.6%
Operating Profit**	$13.0	$14.1	-7.8%

***Includes $2.1 million in costs associated with the Earnings Enhancement Plan in 2007*

Second Quarter 2007 & Full Year Guidance

As of May 24, 2007 and has not been updated

Second Quarter 2007 EPS:

GAAP	$0.22 to $0.24
Adjusted*	$0.30 to $0.32

Full Year 2007 EPS:

GAAP	$1.55 to $1.59
Adjusted*	$1.86 to $1.90

**See Appendix for reconciliation*

Other Annual Estimates:

Consolidated Sales:	$2.48 - $2.52 Billion
Consolidated Tax Rate:	Increasing approximately 200 bps
Increase in Marketing Spend:	+ $4 million, a double-digit increase
Famous Footwear	
Same-Store Sales:	+ 2.5% - 3.5%
Net Store Openings:	+ 65 - 70 stores
Wholesale:	Wholesale sales will be below 2006, with growth of its branded business offset by the exit of the Bass license and a sales decline in its private label business.

Shaping our Platform for Growth

Sales and Operating Earnings Improvement for BWS (millions $)


2,500
2,000
1,500
1,000
500
0
120
100
80
60
40
20
0
2002
2003
2004
2005
2006

- Net sales grew 34% since 2002
- Operating earnings grew 52% since 2002

Operating Margin Improvement at Famous Footwear


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.2%
4.8%
5.4%
5.6%
7.0%
2002
2003
2004
2005
2006

- Operating margin steadily improving at Famous Footwear

Department Store Market Share Improvement at Wholesale*


12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
6.4%
7.6%
7.9%
12.2%
10.8%
2002
2003
2004
2005
2006

- Second largest supplier to department stores; 400+ bp gain in last 5 years

* Reflects NPD Group Reported POS Dollar Volume. 12 months ending December 2006.

Brown Shoe Vision:

Brown Shoe Company is a leading fashion footwear marketer, winning loyal customers with compelling global brands



Brown Shoe Pillars

GROWTH2GREAT

Vision:
Brown Shoe is a leading fashion footwear marketer, winning loyal customers with compelling global brands


ENABLING STRATEGIES
GROWTH STRATEGIES
PARTNERSHIP MODEL
OPERATIONAL EXCELLENCE
PORTFOLIO OPTIMIZATION
BRAND POWER
Partnership Initiatives
Platform Optimization
Market Intelligence
Consumer-Driven Model

CROSS-COMPANY SYNERGIES [VERTICAL AND HORIZONTAL}

SYSTEMS AND PROCESSES BEST PRACTICES

THOUGHTFUL PLANNING AND RIGOROUS EXECUTION

TALENT AND LEADERSHIP

Brown Shoe Vision



PARTNERSHIP MODEL

Continue path towards being a world-class partner holistically in the industry: Vendor, Supplier, Customer, Consumer, Real Estate, Investor

OPERATIONAL EXCELLENCE

Disciplined approach to profitability enhancement, efficiency and effectiveness

PORTFOLIO OPTIMIZATION

Financial and market orientation

Maximize returns and market space opportunities

BRAND POWER

Leverage our unique branded assets

Delivering consumer-driven brands to the marketplace

Brown Shoe Platform


RETAIL
WHOLESALE
factory brand shoes
FX LASALLE
closet
VIA SPIGA
FRANCO SARTO
TX TRACTION
CARLOS
ETIENNE AIGNER
Famous Footwear
naturalizer
Dr Scholl's FOOTWEAR
LifeStride
THE Dr Scholl's ORIGINAL
shoes.com
ECOMMERCE

- 1,300 total retail doors – 1,000+ Famous Footwear, 250+ Naturalizer, Brown Shoe Closet, FX LaSalle, and branded concepts
- 2,000 customers served at wholesale across our branded and private label/brand divisions
- Integrated ecommerce platform for all BWS brands – including 3rd largest pureplay internet footwear retailer in Shoes.com

- World class global sourcing network
- All BWS wholesale brands play across one or more BWS retail/ecommerce concepts
- 14% of Famous Footwear sales through BWS wholesale brands
- Front-end / Back-end perspective from retail and wholesale provides greater insights to consumer desires and understanding of trends
- Cross-skilled talent base

Brand Power

Building differentiated, market-leading brands driven by consumer preference

1. Developed Brand-Building Model

2. Developing premier product and design capabilities

VIA SPIGA Naturalizer Dr Scholl's Etienne Aigner

New York Design Studio **State of the Art Design and Technology Center**

3. Increasing investments in marketing, merchandising, research and talent

Famous Footwear

4. Refining Consumer-Driven Model:

Speed to Market and Test & Learn

SUPPLY CHAIN

Retail Performance ←→ Factory Base

Line Planning Demand Planning

5. Embracing leading-edge analytics and tools



Brand Power

Marketing Initiatives – investing in our flagship brands and increasing spend against our consumers


FN
girls street
FRANCO SARTO

FAMOUS FOOTWEAR

- Partnering with Ogilvy to refine brand positioning
- Broadcast media and CRM focus
- Using consumer database to drive Rewards program

VIA SPIGA

- Brand strategy and consumer research
- Partnering with Vogue Magazine. Arthur Elgort photos for national magazine ads and out-of-home in Manhattan – taxi tops, king buses, telephone kiosks
- Trade marketing for FFANY with cover wrap of Footwear News

NATURALIZER

- Partnership with Self Magazine – premium position for key Spring months and product opportunities that provide unique consumer touchpoints
- Ongoing partnership with “Ladies Who Launch” – a national organization for women entrepreneurs – a genuine brand for genuine women
- Partnering with Ogilvy to refine brand positioning

FRANCO SARTO

- Brand strategy, product segmentation, and positioning study
- Investing in retail relationships – partnering with Nordstrom on second half ’07 direct mail initiative
- Leveraging Franco himself - consumers have a strong connection to the individual - by increasing the number of personal appearances in support of the brand

Brand Power

Product & Design Initiatives – Investments into enhancing and broadening our product development, design, and sourcing capabilities


VIA SPIGA

- Test & Learn
- Via Spiga Design Team
- Broadening Designer Inputs


CARLOS
BY CARLOS SANTANA


naturalizer


FRANCO SARTO

- New York Design Studio
- Style & Trend
- Design Internship Program

Brands targeting key consumer segments…

BWS Consumer	Brown Shoe Brands	Style Profile	Segment Needs	Buying Power (% Total female spend)
EXPLORER	Carlos; The Dr Scholl's Original	Seeks expressive, youthful brands. Wants to experiment with fashion at an affordable price.	Sexy, eye-catching, styles that she can wear with everything from jeans to dresses	**16%**
SOPHISTICATE	Via Spiga; Franco Sarto	Shops the most and seeks attainable luxury. Is willing to pay for high quality and high style.	Sophisticated, youthful, trend-setting style that stands out	**18%**
LEADER	Franco Sarto; naturalizer	Seeks fresh classics and high quality. Looks for good value.	Twist on basics instead of trends, quality brands with understated indulgence	**14%**
BALANCER	naturalizer; LifeStride; Etienne Aigner	Likes trusted, accessible brands. Looks for quality and a balance of comfort and style.	"Trusted basics" that prioritize comfort and quality	**24%**

Brand Power

Building differentiated, market-leading brands driven by consumer preference



More Shoes, More Ways
Profitable Market Optimization (Real Estate)
Merchant Localization (Tailoring Assortment by Region)
Balance & Value
Inventory Optimization
Famous Foot



Famous Footwear



brand shoes



Famous Footwear
30-50% off summer sale
plus free shipping
hands-free foot massage
sparkle & shine
Skechers Cali Gear: new kids on the beach
soak up the sun in sandals



Famous Footwear

Famous Footwear

- Trend-right product - Differentiating mix of athletic, men's and women's casual, and young attitude brands
- Leveraging multi-channel platform
- Marketing Strategy
- Technology/redefining service
- Growth opportunity of minimum 1,500 doors

Brand Power

Building differentiated, market-leading brands driven by consumer preference



naturalizer

naturalizer

- Sell-through model; Fresh trend-right product
- Extended brand essence to new categories and consumer touchpoints
- Tightly-targeted consumer communications
- Improved product delivered when she wants to buy
- Model to be leveraged across all BWS wholesale



$125-$300
$60-180
naturalizer
Accessories/Other Categories
International
$30-$80
natural sport
naturalSoul
by naturalizer



Brand Power

Building differentiated, market-leading brands driven by consumer preference

Brown New York: VIA SPIGA FRANCO SARTO ETIENNE AIGNER

- Allows us to play in new zones reaching new consumers
- Strong emotional connection with consumer
- Fashion/Style Credibility/Talent
- Brand extension potential
- Brown New York Transition work:

Identifying the problems

DEVELOPING A PERSPECTIVE

Investigating the issues

- Consumer Research
- New Leadership
- Organization structure
- Real Estate Transition
- Talent issues
- Inefficient processes

Competing in the Present

INSTALLING THE PLATFORM

Becoming More Profitable

- Supply Chain opportunities
- Merchandising and planning
- Marketing – reengage consumer
- New Design Talent, improved Product Development process

Winning in the Future

CREATING TRANSFORMATION

Strategic Branding

- Next Generation Branding
- Elevate product execution, impactful stories
- Take advantage of Global Sourcing capabilities

2006 **2007** **2008**



Brand Power

Building differentiated, market-leading brands driven by consumer preference


feeling good...feet first!
Dr Scholl's

Dr Scholl's®
FOOTWEAR

- High brand recognition and strong equity
  - 97% brand awareness driven by insole TV and print advertising
- Partnerships with Wal-Mart and Schering-Plough
- Extend asset into new categories and channels
- Growth through vertical model



Brand Power

Building differentiated, market-leading brands driven by consumer preference

- Direct-to-Consumer

shoes.com pure play

- Branded web sites and multi-channel opportunities

naturalizer Famous Footwear

- Growth by winning in new and emerging markets

Online Footwear: Projected to be over $6B market by 2011*



$ Billions
$1.0
$1.7
$2.8
$3.2
$3.7
$4.2
$4.8
$5.5
$6.3
2003 2004 2005 2006 2007 2008 2009 2010 2011

* Source: Forrester



shoes.com
free shipping free returns 115% price guarantee
home women men kids accessories brands sale



naturalizer
View All Casual Dress Athletic Sandals Boots



Famous Footwear
30-50% off summer sal
plus free shipping
sparkle & shine
soak up the sun in sandals

Positioning for Growth

Survival
- Reorganization of Executive Team
- Focus on core activities
- Secured financing and stabilized liquidity

Rebuild
- IMPACT
- Key management changes
- 1st Naturalizer re-sizing and reorganization

Improving Core Competencies
- Strategy development
- Good to Great disciplines
- Portfolio Management

Increasing Prospects for Profitability
- Focus on best brands and market opportunities
- Consumer-Driven Wholesale Model
- Integrated, efficient business model
- Naturalizer turnaround
- Bennett acquisition

Growth
- Growing portfolio
  - Organic
  - Consolidation
- Earnings Enhancement Plan
- Brown NY integration
- Accelerating Famous growth
- International Opportunities



Share Price
1997
2007

Total Return:

1 Year	**= 27.5%**
3 Year	**= 66.6%**
5 Year	**= 194.2%**
10 Year	**= 350.7%**

At 5/31/07

Appendix


BROWN

Sales and EPS – 2001 to Estimated 2007*

Adjusted EPS
GAAP EPS


Sales in Billions
$2.48 - $2.52
Billion
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2002
2003
2004
2005
2006
2007
Est


Earnings Per Share
$1.86 –
$1.90
$1.63
$1.51
$1.48
$1.55 –
$1.59
$1.13
$1.09
$1.11
$1.02
$0.96
$1.50
$1.00
$0.50
$0.00
2002
2003
2004
2005
2006
2007
Est

* Note: Guidance was issued on May 24, 2007 and has not been updated.

Charges and recoveries included in net earnings and EPS for 2005, 2006 and 2007 are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Distinct Wholesale Portfolio - 2006


Etienne Aigner
NICKELS
VIA SPIGA
FRANCO SARTO
Private Label
Children's
CARLOS
naturalizer
Dr Scholl's
LifeStride
Other

Famous Footwear -- Sales by category 2006


Accessories
7%
14%
Athletic
6%
6%
Kid's
Athletic
Women's
30%
17%
Men's
Athletic
20%

Strategic Earnings Enhancement Plan

During the second quarter of 2006, the Company introduced a strategic earnings enhancement plan designed to increase earnings and reallocate resources, through i) restructuring administrative and support areas; ii) redesigning logistics and distribution platforms; iii) reorganizing to eliminate operational redundancies; iv) realigning strategic priorities; and v) refining the supply chain process and enhancing inventory utilization. Annual after-tax savings expected to be achieved upon completion of the initiatives are estimated to be $17–$20 million.

During the first quarter of 2007, the Company closed its Italian sales office, its Dover, NH distribution center, and its Needham, MA office, and incurred costs for severance and other projects still under development. As a result of these actions, the Company incurred after-tax costs of $3.3 million or $0.07 per diluted share in the quarter. The Company continues to work on other initiatives related to this plan.

While much has been accomplished, certain of the initiatives are still in early stages of development, and the Company expects to update cost and savings estimates as they are further developed. Current estimates are as follows:

- In 2007, after-tax implementation costs are estimated to be approximately $14 million, while the Company expects to realize after-tax benefits of $10 to $12 million;
- In 2008, after-tax implementation costs are estimated to be approximately $5 million and annual after-tax benefits are still estimated to be $17 to $20 million.

Note: The above data, as provided in The Company's May 24, 2007 Press Release for first quarter ended May 5, 2007, reflects then current estimates for costs and benefits related to the initiatives. We expect to refine this information in the upcoming quarters and provide updated guidance as appropriate.

Debt to Capital Ratio

(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	May-07	2006	2005	2004	2003	2002
Total Debt Obligations*	$ 160	$ 151	$ 200	$ 142	$ 120	$ 152
Total Shareholders' Equity	544	524	434	391	350	292
Total Capital	$ 704	$ 675	$ 634	$ 533	$ 470	$ 444
Debt to Capital Ratio**	**22.7%**	**22.4%**	**31.5%**	**26.6%**	**26.0%**	**34.0%**

* Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations.

** Total Debt Obligations divided by Total Capital

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings: Q1 2007 v. Q1 2006

	1st Quarter 2007		1st Quarter 2006	
	After-tax Net Earnings	EPS	After-tax Net Earnings	EPS
Net earnings	**$9,636**	**$0.22**	**$10,031**	**$0.23**
Charges/Other Items:				
Strategic initiatives costs	3,324	0.07	-	-
Adjusted net earnings	**$12,960**	**$0.29**	**$10,031**	**$0.23**

Non-GAAP Financial Measures

In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings: 2005 – 2007 Estimated**

(in millions, except EPS data)	2007 Estimated Range Low - High: 2nd Quarter Diluted EPS	2007 Estimated Range Low - High: Full Year Diluted EPS	2006*: Net Earnings	2006*: Diluted EPS	2005: Net Earnings	2005: Diluted EPS
GAAP Results	$0.22 - 0.24	$1.55 - 1.59	$ 65.7	$ 1.51	$ 41.0	$ 0.96
Special Charges and Recoveries:						
Strategic Initiatives Costs	0.08	0.31	3.9	0.09	-	-
Incremental Bass Exit Costs	-	-	2.3	0.05	-	-
Insurance Recoveries	-	-	(1.0)	(0.02)	-	-
Naturalizer Restructuring	-	-	-	-	9.2	0.22
Tax Repatriation	-	-	-	-	12.0	0.28
Bridge Loan Fee	-	-	-	-	0.6	0.02
Adjusted Earnings	$0.30 - 0.32	$1.86 - 1.90	$ 71.0	$ 1.63	$ 62.9	$ 1.48

*Full-year fiscal 2006 and 2007 includes stock option expense with no related expense in 2005.

**Note: Estimated Earnings Guidance was issued on May 24, 2007 and has not been updated.

Non-GAAP Financial Measures

In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.